Exhibit 99.1

AETHER GLOBAL ANNOUNCES CHANGE OF AUDITOR

Vancouver, B.C. – June 12, 2025 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA) (WKN# A2N8RH), a leader in drone management and automation, announces that its auditor, Reliant, CPA PC (“Reliant”), has resigned and Clearhouse LLP, CPA (“Clearhouse”) has been appointed in its place effective June 12, 2025.

The Company’s board of directors accepted the resignation of Reliant and the appointment of Clearhouse.

There were no reservations in Reliant’s audit reports for any financial period during which Reliant was the Company's auditor. There are no "reportable events" (as the term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and Reliant.

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the predecessor and successor auditors, have been reviewed by the Company's board of directors and will be filed on SEDAR+ accordingly.

About Aether Global Innovations Corp.:

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses on three areas for critical infrastructure and large public and private facilities: (i) drone management and surveillance monitoring; (ii) automation and integration for flight planning, new innovative sensor payloads and stand-alone power sources; and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and takeoff.

For more information, please consult the Company’s filings, available at www.sedarplus.ca, and the Company’s website, www.aethergic.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

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Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.